Braskem

                                   BRASKEM S.A
                C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939
             MINUTES OF THE 483rd MEETING OF THE BOARD OF DIRECTORS

                            HELD ON FEBRUARY 11, 2004

On the 11th (eleventh) calendar day, in the month of February, two thousand and four, at 2:00 P.M. (two hours Post Meridiem), at the Company's office located at Avenida das Nacoes Unidas No. 4777, ZIP Code 05477-000, Sao Paulo/SP, it was held the 483rd (four hundred and eighty-third) Meeting of the Board of Directors of BRASKEM S.A., attended by the undersigned Board Members. Were also present the President Jose Carlos Grubisich Filho, the Officers Mauricio Roberto de Carvalho Ferro, Paul Elie Altit, Jose Mauro Mettrau Carneiro da Cunha, the Secretary of the Board of Directors, Mr. Nelson Raso and Mr. Jayme Fonseca. The Member of the Board Pedro Augusto Ribeiro Novis was the chairman of the meeting, and Dr. Ana Patricia Soares Nogueira served as secretary. AGENDA: I) Subjects for deliberation: The following decisions were unanimously taken: 1) MANAGEMENT REPORT AND FINANCIAL STATEMENTS FOR FISCAL YEAR 2003: a) after the presentation made by the President with respect to the Company's Performance during Fiscal Year 2003, and due analysis and comments by the Board Members representing the Audit and Finance Committees, the favorable expression by this Board of Directors as to the approval, by the Ordinary General Shareholders' Meeting, of the Management Report and Financial Statements for the fiscal year ended on 12/31/2003 has been approved; b) it has been authorized the convocation of an Ordinary and Extraordinary General Shareholders' Meeting for March 31, 2004, for the purpose of deliberating on the subjects referred to in the preceding item "a", the election of the Members of the Board of Directors and of the Fiscal Council, the determination of their respective compensation and other related matters, being delegated to the Board of Directors the definition of the Meetings' time; 2) PROPOSALS FOR DELIBERATION ("PD") - approved, after due review of their terms and related documentation, the following Proposals for Deliberation, previously made by the Board of Executive Officers to the Members of the Board of Directors, as established in the Internal Statutes, the copies of which have been duly filed at the Company's Headquarters: a) PD.CA/BAK-01/2004 - Braskem's Guaranty on behalf of Petroflex, for the purpose of approving the granting of a guaranty on behalf of Petroflex, in favor of the BNDES, limited to the amount of R$13,732,400.00 (thirteen million, seven hundred and thirty-two thousand, four hundred reais), upon the collection of a compensation fee, pursuant to conditions described in the Proposal for Deliberation, authorizing the Board of Executive Officers to take all actions required for the implementation of such guaranty; b) PD.CA/BAK-02/2004 - Pre-export Financing Transaction between Braskem and Overseas III Export Ltd. ("Overseas"), for the purpose of approving (i) the engagement of the pre-export financing transaction in the amount of US$ 100,000,000.00 (one hundred million dollars of the United States) between Overseas, as taker, and Braskem, as debtor and guarantor ("Transaction"); (ii) the granting of a guaranty within the Loan Agreement related to the Transaction; and (iii) the granting to the Board of Executive Officers, of the authority required for the execution of all and any documents, directly or indirectly related to the Transaction, as described in the respective Proposal for Deliberation; II) Subjects for Information:
Presentations were made by the President and by the respective Officers responsible for the subjects included in this item II, namely: 1) Synergy Program; 2) DBN Polypropylene Project; 3) Industrial Competitiviteness; III) Subjects of Interest to the


------------------------------------------------------------------------

Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP 42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(o). 309, 13(o) andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088

Braskem

                                   BRASKEM S.A
                C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939
             MINUTES OF THE 483rd MEETING OF THE BOARD OF DIRECTORS

                            HELD ON FEBRUARY 11, 2004

 Company: 1) It was presented by the Chairman of
the Board of Directors, and approved by all attendants, the proposal of increasing the responsibilities of the Finance Committee to analyze and follow-up the Company's investment projects, as opposed to the initial idea of creating an Investments' Committee; 2) The Board Member Francisco Sa presented a brief report with respect to the meeting of the Audit Committee, at which PricewaterhouseCoopers Auditores Independentes submitted certain suggestions concerning the competence and operation of the Audit Committee in face of the innovations that took place in the Legislation of the United States of America, the conclusions of which should be presented at the next meeting of the Board of Directors; IV) ADJOURNMENT - With no further subjects to discuss, these minutes were prepared, read, discussed and found conforming, having been signed by all attending Members of the Board of Directors, by the Meeting's Chairman and the Secretary. Sao Paulo/SP, February 11, 2004. (signed by: Pedro Augusto Ribeiro Novis - Chairman; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho; Alvaro Pereira Novis; Carlos Alberto de Meira Fontes; Cezar dos Santos; Fernando de Castro Sa; Francisco Teixeira de Sa; Jose de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Margareth Feijo Brunnet; Newton Sergio de Souza).

             Conforms to the original recorded on the specific book.

                          Ana Patricia Soares Nogueira
                                    Secretary

------------------------------------------------------------------------

Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP 42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(o). 309, 13(o) andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088